FOR IMMEDIATE RELEASE

AutoChina International Reports Record 2010 Second Quarter and Six Month Financial Results

Company to Hold Quarterly Conference Call with Accompanying Slide Presentation at 10:00 AM ET

Q2 2010 Financial Highlights
•	Total revenues of $201.5 million, up 219.7% from $63.0 million in the prior year period
•
Net income of $10.9 million, or $0.54 per diluted share, up 188.3% from net income of $3.8 million, or $0.38 per diluted share in the prior year period, which included $1.8 million of income from discontinued operations generated from the consumer auto business, which was disposed in December 2009

•	Adjusted EBITDA of $19.0 million, an increase of 119.6% year-over-year

Six Month 2010 Financial Highlights
•	Total revenues of $322.3 million, up 336.3% from $73.9 million in the prior year period
•
Net income of $17.2 million, or $0.88 per diluted share, up 212.7% from net income of $5.5 million, or $0.62 per diluted share in the prior year period, which included $3.6 million of income from discontinued operations generated from the consumer auto business, which was disposed in December 2009

•	Adjusted EBITDA of $31.5 million, an increase of 145.0% year-over-year

Operational Highlights
•	4,130 commercial vehicles were financed in the second quarter of 2010, compared to 1,507 in the prior year period and 2,507 in the first quarter of 2010
•	Total number of commercial vehicle sales and leasing branches increased to 193 at June 30, 2010 from 180 at March 31, 2010

Company Raises Operational and Top Line Guidance for year ending December 31, 2010
•	Company now expects to lease between 12,000 - 13,000 vehicles (up from the prior expectation of at least 12,000) in 2010 and operate at least 275 stores by the end of 2010
•	Raises revenue guidance to between $600 - $650 million (up from $550 - $600 million)
•	Reiterates net income guidance of between $42 million and $47 million

Shijiazhuang, Hebei Province, China – August 19, 2010 – AutoChina International Limited (“AutoChina” or the “Company”) (NASDAQ: AUTC), China’s largest commercial vehicle sales, servicing, leasing, and support network, today reported financial results for its second quarter and six months ended June 30, 2010.

Mr. Yong Hui Li, Chairman and CEO, stated, “We were very pleased with our second quarter and first half financial results, and achieved record growth in revenues, net income, and adjusted EBITDA.  We feel this is a testament to the scalability of our financing platform and creating a plan for stable and sustainable growth.  Over the last 12 months, we have expanded our geographic presence to include 17 provinces or province-level regions, with a significant expansion effort into Southern China initiated in the second quarter of 2010. Our goal is to serve all of China’s provinces by the end of 2013.”

Operational Review
AutoChina’s commercial vehicle sales, servicing, leasing and support business recorded 4,130 leases in the three months ended June 30, 2010, compared to 1,507 for the three months ended June 30, 2009.  The Company had a total of 14,638 leases outstanding as of June 30, 2010. During the quarter, AutoChina had 11 lease defaults.  The Company maintains a strict lease-to-own financing structure, which has contributed to this low default rate.

AutoChina International Ltd.	Page 2
August 19, 2010

AutoChina also continues to make progress with its value-added services (diesel, tire, and insurance financing) programs, which were launched in early 2010. As of June 30, 2010, over 180 tire outlets and over 60 fueling stations are participating in the program. Revenues from value-added services totaled $267,000 during the quarter.

AutoChina leased its commercial vehicles through a network of 193 branches located throughout mainland China at June 30, 2010, compared to 180 at March 31, 2010.  As of August 19, 2010, the Company operated 193 store locations in 17 provinces or province-level regions, and expects to operate at least 275 locations by the end of 2010.

2010 Second Quarter Financial Review
•
The Company reported revenues for the 2010 second quarter of $201.5 million, an increase of 219.7% compared to $63.0 million in the second quarter of 2009 and up 66.9% sequentially from the first quarter of 2010.  The Company reported $187.5 million in commercial vehicle revenues, and $14.1 million, or 7.0% of revenues, related to finance and insurance.

•
Gross margin increased to 11.5% for the three months ended June 30, 2010, from 7.6% for the prior year period.  The Company’s cost of sales during the period totaled $178.4 million, with an average cost per commercial vehicle of $43,200.  AutoChina will typically record a margin of between 5-7% on the initial sale of a commercial vehicle, however, the increases in gross margin are primarily due to growing contribution from finance and insurance income throughout the term of the loan. The Company’s additional financing services, specifically the higher margin tire- and diesel financing services also contributed to the increased margin.

•
Net income for the second quarter of 2010 increased 188.3% to $10.9 million, or $0.54 per diluted share based on 20.2 million weighted average diluted shares outstanding, compared to net income of $3.8 million, or $0.38 per diluted share based on 9.9 million diluted shares outstanding, in the prior year period. Net income for the second quarter of 2009 included $1.8 million in income from the Company’s consumer automotive dealership business, which is now classified as a discontinued operation.

•
Adjusted EBITDA for the quarter ended June 30, 2010 increased to $19.0 million, from $8.7 million in the prior year quarter.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

2010 Six Month Financial Review
•
The Company reported revenues for the 2010 first half of $322.3 million, an increase of 336.3% compared to $73.9 million in the first half of 2009.  The Company reported $298.6 million in sales of its commercial vehicles, and $23.7 million, or 7.4% of sales, related to finance and insurance.

•	Gross margin increased to 12.1% for the first half of 2010, up from 8.2% for the prior year period, largely due to a larger contribution of finance and insurance income.

•
Net income for the six months ended June 30, 2010 increased 212.7% to $17.2 million, or $0.88 per diluted share based on 19.5 million weighted average diluted shares outstanding, compared to net income of $5.5 million, or $0.62 per diluted share based on 8.8 million diluted shares outstanding, in the prior year period. Net income for the first half of 2009 included $3.6 million in income from the Company’s consumer automotive dealership business, which is now classified as a discontinued operation.

AutoChina International Ltd.	Page 3
August 19, 2010

•
Adjusted EBITDA for first half of 2010 increased to $31.5 million, from $12.9 million in the prior year period.  A table reconciling Adjusted EBITDA to net income can be found at the end of this press release.

Balance Sheet Highlights
•
At June 30, 2010, AutoChina’s cash and cash equivalents (not including restricted cash) were $30.5 million, working capital was $55.2 million, total debt was $291.2 million (including due to affiliates) and stockholders’ equity was $203.5 million, compared to $36.8 million, $13.7 million, $177.2 million and $107.3 million, respectively, at December 31, 2009.

•
Subsequent to June 30, 2010, AutoChina separately closed two bank facilities totaling approximately RMB164 million (approximately $24.2 million).  The first loan, provided by the Industrial and Commercial Bank of China Ltd. (“ICBC”), totals approximately RMB84 million (approximately $12.4 million) and the second is provided by CITIC Bank, and totals RMB80 million (approximately $11.8 million). The ICBC facility has a ten month term and the CITIC facility has a one-year term. Both loans have an initial annual interest rate of 5.31%. The Company now has bank loans from three Chinese banks: ICBC, CITIC Bank and Hua Xia Bank, and continues to work closely with each to secure additional financing.

Outlook for 2010
Mr. Li concluded, “The market for heavy trucks in China was very strong during the first half of 2010.  As a result of higher than expected sales growth during the period, we expect to lease between 12,000 and 13,000 trucks for the year ending December 31, 2010, which is ahead of AutoChina’s previous guidance of at least 12,000.  In the first four months of 2010, heavy truck sales in China grew 132% as compared to the same period last year, to 383,000 heavy-duty trucks.  We remain confident about the long-term growth prospects for the heavy truck sector in China, and look forward to continuing to expand our unique commercial vehicle sales, servicing, leasing, and support business throughout the country.”

Through the first half of 2010, the Company achieved a faster than expected rate of truck sales.  As a result, AutoChina is raising its revenue guidance range to $600 - $650 million from $550 - $600 million.  The Company is also reiterating its net income guidance of between $42 million and $47 million, and expects continued gross and net margin expansion throughout the year as the contribution from finance and insurance income grows. The Company will continue to evaluate its financial projections on a regular basis and provide updates as necessary.

Updated Estimated Financial Results
(unaudited) ($ in millions)

	For the year ended December 31, 2010	For the year ended December 31, 2009	Percent Gain
Total Revenue	$600 - $650	$325.5	84.3% - 99.7%
Net Income	$42 - $47	$15.2	176.3% - 209.2%

Conference Call Information
AutoChina’s CFO, Jason Wang, will discuss these results in a conference call (with accompanying presentation) later this morning (August 19, 2010) at 10:00 AM ET.

The dial in numbers are:
(888) 787-0460 (US)
(706) 679-3200 (International)

The call will also be simultaneously broadcast over the Internet.  To listen to the live webcast, please go to the Company’s investor relations site, http://www.autochinaintl.com, or click the below conference call link: http://www.investorcalendar.com/IC/CEPage.asp?ID=161074.

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August 19, 2010

The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call at the “Investor Relations” section of the AutoChina website.

Additional Information Available in Filing on Form 6-K
Additional information with respect to the Company, including more detailed information with respect to the Company’s June 30, 2010 financial statements, will be available on Form 6-K, which the Company will file with the Securities and Exchange Commission today (August 19, 2010) and will be available without charge at www.sec.gov.

About AutoChina International Limited
AutoChina International Limited is China’s largest one-stop commercial vehicle sales, leasing, and support network. AutoChina’s operating subsidiary was founded in 2005 by Chairman and CEO, Yong Hui Li, a nationally recognized entrepreneur in China.  The Company owns and operates 193 commercial vehicle financing centers in China; and primarily provides sales-type leasing for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement
This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:
•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the “commercial vehicle” or “heavy truck” industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.
The information set forth herein should be read in light of such risks.  The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations:
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Adam Prior
(858) 997-0680 / jcwang@autochinaintl.com	Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd.	Page 5
August 19, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Revenues
Commercial vehicles	$187,453	$61,134	$298,578	$70,958
Finance and insurance	14,092	1,902	23,699	2,916
Total revenues	201,545	63,036	322,277	73,874

Cost of sales
Commercial vehicles	178,447	58,241	283,328	67,782

Gross profit	23,098	4,795	38,949	6,092

Operating expenses
Selling and marketing	1,253	528	2,468	920
General and administrative	3,876	1,000	7,100	1,991
Other income, net	(81)	(29)	(202)	(50)
Total operating expenses	5,048	1,499	9,366	2,861

Income from operations	18,050	3,296	29,583	3,231

Other income (expense)
Interest expense	(2,313)	(204)	(3,925)	(207)
Interest expense, related parties	(1,571)	(221)	(3,217)	(221)
Interest income	—	7	413	12
Accretion of share repurchase obligations	—	(310)	—	(310)
Acquisition-related costs	—	(287)	—	(295)
Other expense, net	(3,884)	(1,015)	(6,729)	(1,021)

Income from continuing operations
before income taxes	14,166	2,281	22,854	2,210

Income tax provision	(3,235)	(311)	(5,677)	(342)
Income from continuing operations	10,931	1,970	17,177	1,868
Income from discontinued operations, net
of taxes of nil, $406, nil and $1,059, respectively	—	1,822	—	3,625

Net income	$10,931	$3,792	$17,177	$5,493
Earnings per share
Basic
Continuing operations	$0.56	$0.22	$1.00	$0.23
Discontinued operations	—	0.21	—	0.44
	$0.56	$0.43	$1.00	$0.67
Diluted
Continuing operations	$0.54	$0.20	$0.88	$0.21
Discontinued operations	—	0.18	—	0.41
	$0.54	$0.38	$0.88	$0.62

Weighted average shares outstanding
Basic	19,679,866	8,741,952	17,161,143	8,246,541
Diluted	20,174,841	9,860,828	19,467,336	8,809,069

Amounts attributable to shareholders
Income from continuing operations,
net of taxes	$10,931	$1,970	$17,177	$1,868
Discontinued operations, net of taxes	—	1,822	—	3,625
Net income	$10,931	$3,792	$17,177	$5,493

AutoChina International Ltd.	Page 6
August 19, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
(in thousands except share and per share data)
	June 30,	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	$30,510	$36,768
Restricted cash	20,600	12,450
Notes receivable	—	220
Accounts receivable, net of provision for doubtful debts of $543 and $298, respectively	3,465	2,127
Inventories	599	118
Deposits for inventories	29,157	17,388
Deposits for inventories, related parties	45,151	—
Prepaid expenses and other current assets	22,789	7,555
Current maturities of net investment in sales-type leases	208,649	123,413
Deferred income tax assets	304	838
Total current assets	361,224	200,877

Property, equipment and leasehold improvements, net	2,272	2,103
Deferred income tax assets	248	—
Net investment in sales-type leases, net of current maturities	148,220	93,164

Total assets	$511,964	$296,144

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	$76,824	$8,788
Trade notes payable	—	12,450
Accounts payable	1,967	3,610
Accounts payable, related parties	191,944	117,725
Other payables and accrued liabilities	5,535	2,968
Due to affiliates	22,422	38,246
Customer deposits	2,302	1,336
Income tax payable	2,197	2,023
Deferred income tax liabilities	2,840	—
Total current liabilities	306,031	187,146
Long term debt
Net deferred income tax liabilities	2,432	1,723
Total liabilities	308,463	188,869
Equity
Preferred shares, $0.001 par value
authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value
authorized - 50,000,000 shares; issued - 19,679,866 shares and
13,017,283 shares at June 30, 2010 and December 31, 2009, respectively;
outstanding – 19,679,866 shares and 11,857,658 shares at June 30, 2010
and December 31, 2009, respectively	20	13
Additional paid-in capital	169,655	91,660
Retained earnings	32,106	14,929
Accumulated other comprehensive income	1,720	673
Total equity	203,501	107,275
Total liabilities and equity	$511,964	$296,144

AutoChina International Ltd.	Page 7
August 19, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2010	2009

Cash flow from continuing operating activities:

Net income	$17,177	$5,493

Adjustments to reconcile net income attributable to shareholders to net cash used in continuing operating activities:
Net income from discontinued operations	—	(3,625)
Depreciation and amortization	451	313
Provision for bad debts	245	—
Deferred income taxes	3,835	(459)
Stock-based compensation expenses	1,464	—
Accretion of share repurchase obligations	—	310

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	(1,583)	(708)
Note receivable	220	(769)
Net investment in sales-type leases	(140,292)	(49,278)
Inventories	(481)	988
Deposits for inventories	(11,769)	(13,904)
Deposit for inventories, related parties	(45,151)	—
Prepaid expense and other current assets	(6,219)	964
Trade notes payable	(12,450)	12,444
Accounts payable	(1,643)	3,473
Other payable and accrued liabilities	2,567	3,453
Customers deposits	966	2,132
Customers deposits, related party	—	(1,399)
Income tax payable	174	514

Net cash used in continuing operating activities	(192,489)	(40,058)

Cash flow from continuing investing activities:

Purchase of property, equipment and leasehold improvements	(620)	(200)
Increase in restricted cash	(8,150)	(12,444)
Increase in security deposits	(9,015)	—
Increase in due to discontinued operations	—	22,986

Net cash (used in) provided by continuing investing activities	(17,785)	10,342

AutoChina International Ltd.	Page 8
August 19, 2010

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Six Months Ended June 30,
	2010	2009

Cash flow from continuing financing activities:
Proceeds from borrowings	91,181	—
Repayments of borrowings	(23,145)	—
Proceeds from affiliates	—	4,489
Repayment to affiliates	(15,824)	—
Proceeds from accounts payable, related parties	74,219	26,860
Repayment to accounts payable, related parties	—	(1,371)
Issue of shares on exercise of warrants	10,296	—
Issue of shares for cash, net of offering costs of $3,758	66,242	—
Cash acquired in reverse merger	—	1,697
Repurchase of warrants subsequent to closing of reverse merger	—	(449)

Net cash provided by continuing financing activities	202,969	31,226

Net cash (used in) provided by continuing operating, financing and investing activities	(7,305)	1,510

Cash flow of discontinued operations:
Cash provided by operating activities	—	6,715
Cash used in investing activities	—	(21,040)
Cash provided by financing activities	—	16,702

Net cash flow provided by discontinued operations	—	2,377

Effect of foreign currency translation on cash	1,047	111

Net (decrease) increase in cash and cash equivalents	(6,258)	3,998

Cash and cash equivalents, beginning of the period	36,768	17,406

Cash and cash equivalents, end of the period	$30,510	$21,404

Analysis of balances of cash and cash equivalents
Included in cash and cash equivalents per consolidated balance sheet	30,510	5,589
Included in assets of discontinued operations	—	15,815
	30,510	21,404

Supplemental disclosure of cash flow information:
Continuing Operations
Interest paid	$8,117	$655
Income taxes paid	$5,503	$155
Discontinued Operations
Interest paid	$—	$917
Income taxes paid	$—	$1,462

AutoChina International Ltd.	Page 9
August 19, 2010

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
(Table in 000s)
Net income	$10,931	$3,792	$17,177	$5,493
Income from discontinued operations	-	(1,822)	-	(3,625)
Interest expenses	3,884	425	7,142	428
Interest income	-	(7)	(413)	(12)
Income tax provision	3,235	311	5,677	342
Stock-based compensation	729	-	1,464	-
Acquisition-related costs	-	287	-	295
Accretion of stock repurchase obligations		310		310
Depreciation and amortization	236	140	451	313
Reclassified EBITDA for consumer automobile segment in the three and six months ended June 30, 2009	-	5,222	-	$9,310
Adjusted EBITDA	$19,015	$8,658	$31,498	12,854

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense, income taxes, depreciation and amortization, as well as certain other adjustments, including stock-based compensation, acquisition-related costs, accretion of stock repurchase obligations, income from discontinued operations and the EBITDA of the discontinued operations from January 1 to June 30, 2009.  Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure.  Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations of Adjusted EBITDA, such as:  Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure.  Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP, since it omits the impact of these expenses incurred by AutoChina.

AutoChina believes that the presentation of this non-GAAP financial measure is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter.  The accompanying table has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.